Pricing Supplement No. K1139 To Product Supplement No. I–E dated November 13, 2018, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2)/424(b)(8) Registration Statement No. 333-218604-02 November 14, 2018
Financial Products

$2,000,000

Buffered Accelerated Return Securities due November 18, 2021
Linked to the Performance of an Equally Weighted Basket Consisting of Four Emerging Markets Currencies Relative to the U.S. Dollar

•	Investors will not receive any interest payments and may lose a significant portion of their principal at maturity.

•	The securities are for investors who seek a return linked to the leveraged performance of an equally weighted basket that measures the performance of four emerging markets currencies relative to the U.S. dollar and who are willing to forego current income in exchange for the buffer feature. At maturity, if the Basket has appreciated in value relative to the U.S. dollar, investors will receive the principal amount of their investment plus a return based on the leveraged performance of the Basket. If the Basket has depreciated in value relative to the U.S. dollar, but has not declined below the Buffer Level, investors will receive the principal amount of their investment. However, if the Basket has depreciated in value below the Buffer Level, investors will lose 1% of their principal for each 1% decline in the level of the Basket beyond the Buffer Level. You could lose up to $700 per $1,000 principal amount. In addition, the Component Return formula, as described herein, limits any appreciation of any currency in the Basket relative to the U.S. dollar to 100% whereas any depreciation of any currency in the Basket relative to the U.S. dollar is unlimited. The method of measurement utilized in the Component Return formula is not the only way to measure the performance of a currency in the Basket relative to the U.S. dollar, and may result in a less favorable return on the securities than could otherwise have been achieved had another method of measurement been used.

•	Senior unsecured obligations of Credit Suisse maturing November 18, 2021. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the securities was determined on November 14, 2018 (the “Trade Date”), and the securities are expected to settle on November 19, 2018 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 9 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$3.50	$996.50
Total	$2,000,000	$7,000	$1,993,000

(1) Certain fiduciary accounts may pay a purchase price of at least $996.50 per $1,000 principal amount of securities.

(2) We or one of our affiliates will pay varying discounts and commissions of $3.50 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $994 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

November 14, 2018

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Basket:	The securities are linked to the performance of an equally weighted basket consisting of four emerging markets currencies (each a “Basket Component,” and together, the “Basket Components”) that measures the performance of the Basket Components relative to the U.S. dollar (the “Base Currency”). For additional information on the Basket Components, see “The Basket Components” herein. Each Basket Component is identified in the table below, together with its Initial Level and Component Weighting:
Basket Component	Initial Level*	Component Weighting
Brazilian real (“BRL”)	3.77920	25/100
Russian ruble (“RUB”)	67.6748	25/100
Indian rupee (“INR”)	72.5853	25/100
Chinese renminbi (“CNY”)	6.9629	25/100
* For each Basket Component, the Initial Level will be expressed as a number of units of such Basket Component per one U.S. dollar.
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, you will receive a Redemption Amount in cash that will equal $1,000 multiplied by the sum of one plus the Basket Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Performance Participation Rate:	1300%
Basket Return:	•	If the Final Basket Level is equal to or greater than the Initial Basket Level, an amount calculated as follows:
Performance Participation Rate ×	Final Basket Level – Initial Basket Level Initial Basket Level
•	If the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level, zero.
•	If the Final Basket Level is less than the Buffer Level, an amount calculated as follows:
Final Basket Level – Initial Basket Level Initial Basket Level	+ Buffer Amount

provided that in no event will the Basket Return be less than –70%.

If the Final Basket Level is less than the Buffer Level, the Basket Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose up to $700 per $1,000 principal amount.

Buffer Level:	70% of the Initial Basket Level
Buffer Amount:	30%
Strike Date:	November 13, 2018
Trade Date:	November 14, 2018
Initial Basket Level:	Set equal to 100 on the Strike Date.
Final Basket Level:	The Spot Level of the Basket on the Valuation Date, calculated as follows:
100 ×	[1 +	((BRL Return × (BRL Weighting)) + (RUB Return × (RUB Weighting)) + (INR Return × (INR Weighting)) + (CNY Return × (CNY Weighting)))	]
The “BRL Return,” “RUB Return,” “INR Return” and “CNY Return” are the respective Component Returns for each Basket Component.
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
1 ─ (	Final Level Initial Level	)

Initial Level:	For each Basket Component, the Spot Level of such Basket Component on the Strike Date, as set forth in the table above.
Final Level:	For each Basket Component, the Spot Level of such Basket Component on the Valuation Date.
Spot Level:	For each Basket Component, on any trading day, the Spot Level is expressed as a number of units of such Basket Component per one U.S. dollar, in each case as reported by Reuters Group PLC (“Reuters”) at the Valuation Time on the Relevant Page set forth below:
Basket Component	Relevant Page	Valuation Time
BRL	Reuters page: BRFR (offer side)	Approximately 1:15 P.M., São Paulo time
RUB	Reuters page: USDFIXME=RTS	Approximately 12:30 P.M., Moscow time
INR	Reuters page: USDINRREF=FBIL	Approximately 1:30 P.M., Mumbai time
CNY	Reuters page: SAEC	Approximately 9:15 A.M., Beijing time
If the Final Level of any Basket Component is greater than its Initial Level, then such Basket Component has depreciated relative to the U.S. dollar such that it takes more units of such Basket Component to purchase one U.S. dollar. Conversely, if the Final Level of any Basket Component is less than its Initial Level, then such Basket Component has appreciated relative to the U.S. dollar such that it takes fewer units of such Basket Component to purchase one U.S. dollar. For more information, see “How Currency Exchange Rates Work” herein.
Valuation Date:	November 15, 2021, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	November 18, 2021, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP:	22551LKZ2

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated November 13, 2018, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. I–E dated November 13, 2018:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318013323/dp98332_424b2-psie.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Prohibition of Sales to EEA Retail Investors

The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

How Currency Exchange Rates Work

Exchange rates reflect the number of units of one currency that can be exchanged for one unit of another currency.

The Spot Level for each Basket Component is expressed as a number of units of the applicable Basket Component per one U.S. dollar. In other words, the exchange rates for the purpose of this Pricing Supplement are expressed as a number of units of the applicable Basket Component per one U.S. dollar.

•	Because our exchange rates are expressed as a number of units of a Basket Component per one U.S. dollar, a decrease in the Spot Level of any Basket Component from its Initial Level to its Final Level means the Basket Component has appreciated / strengthened relative to the U.S. dollar. This means it would take fewer units of such Basket Component to purchase one U.S. dollar on the Valuation Date than it did on the Trade Date. A Spot Level of 3.42 reflects the strengthening of such Basket Component relative to the U.S. dollar, as compared to a Spot Level of 3.80.

•	Conversely, an increase in the Spot Level of any Basket Component from its Initial Level to its Final Level means the Basket Component has depreciated / weakened relative to the U.S. dollar. This means that it would take more units of such Basket Component to purchase one U.S. dollar on the Valuation Date than it did on the Trade Date. A Spot Level of 4.18 reflects the weakening of such Basket Component relative to the U.S. dollar, as compared to a Spot Level of 3.80.

How the Component Return Formula Works

Each Component Return reflects the return of a Basket Component relative to the U.S. dollar from its Initial Level to its Final Level, calculated using the formula set forth above under “Key Terms — Component Return.”  Each Component Return is determined using the formula set forth above under “Key Terms — Component Return,” but that is not the only way to measure the performance of the Basket Components relative to the U.S. dollar and may result in a less favorable return on the securities than a return that could have been achieved had another method of measurement been used. For example, the amount of any payment on the securities could be based on the return achieved by converting U.S. dollars into units of a Basket Component at the Initial Level of such Basket Component and then, on the Valuation Date, converting back into U.S. dollars at the Final Level of such Basket Component. We refer to this method of calculating the return of a Basket Component relative to the U.S. dollar, which is not used for purposes of these securities, as a “conversion return.” Expressed as a formula, the conversion return is (i) the Initial Level divided by the Final Level (ii) minus 1.  Under the Component Return formula, any appreciation of any Basket Component relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of any Basket Component relative to the U.S. dollar will be magnified, as compared to a conversion return.  Accordingly, your return on the securities may be less than if you had invested in similar securities that utilized the conversion return.

The examples below illustrate how the Component Return formula limits any appreciation of a Basket Component relative to the U.S. dollar, while the Component Return formula magnifies any depreciation of a Basket Component relative to the U.S. dollar. The examples below assume an Initial Level of 3.80 for the Brazilian real. The actual Initial Level for the Brazilian real will be determined on the Trade Date.

Example 1: The Brazilian real strengthens from its Initial Level of 3.80 to its Final Level of 3.42. The Component Return is calculated as follows:

Component Return	=	1 – (Final Level / Initial Level)
	=	1 – (3.42 / 3.80)
	=	10%

In contrast, if the Component Return were calculated using the conversion return, the return would be approximately 11.11%.

Example 2: The Brazilian real weakens from its Initial Level of 3.80 to its Final Level of 4.18. The Component Return is calculated as follows:

Component Return	=	1 – (Final Level / Initial Level)
	=	1 – (4.18 / 3.80)
	=	−10%

In contrast, if the Component Return were calculated using the conversion return, the return would be approximately −9.09%.

Example 3: The Brazilian real strengthens from its Initial Level of 3.80 to its Final Level of 0.038. The Component Return is calculated as follows:

Component Return	=	1 – (Final Level / Initial Level)
	=	1 – (0.038 / 3.80)
	=	99%

In this example, the Brazilian real has strengthened to approximately the fullest extent possible from its Initial Level to its Final Level, resulting in a Component Return of 99%. However, if the Component Return were calculated using a conversion return, the return would be 9,900%.

Example 4: The Brazilian real strengthens from its Initial Level of 3.80 to its Final Level of 15.20. The Component Return is calculated as follows:

Component Return	=	1 – (Final Level / Initial Level)
	=	1 – (15.20 / 3.80)
	=	−300%

In this example, the Component Return is −300%, which is possible because there is no limit on the negative performance of any Basket Component. Consequently, even if three of the Basket Components were to strengthen significantly relative to the U.S. dollar, that positive performance could be more than offset by a severe depreciation of the fourth Basket Component relative to the U.S. dollar. In contrast, if the Component Return were calculated using the conversion return, the return would be −75%.

Hypothetical Redemption Amounts at Maturity

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Basket. The table and examples below assume a Performance Participation Rate of 1300%, a Buffer Level of 70% of the Initial Basket Level and a Buffer Amount of 30%. The actual Performance Participation Rate, Buffer Level and Buffer Amount are set forth in “Key Terms” herein. The hypothetical Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Basket Level. It is not possible to predict whether or by how much the Final Basket Level will be less than the Buffer Level. You should consider carefully whether the securities are suited to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Percentage Change in Spot Level of the Basket from the Initial Basket Level to the Final Basket Level	Basket Return	Redemption Amount
10%	130%	$2,300
9%	117%	$2,170
8%	104%	$2,040
7%	91%	$1,910
6%	78%	$1,780
5%	65%	$1,650
4%	52%	$1,520
3%	39%	$1,390
2%	26%	$1,260
1%	13%	$1,130
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	−1%	$990
−40%	−10%	$900
−50%	−20%	$800
−60%	−30%	$700
−70%	−40%	$600
−80%	−50%	$500
−90%	−60%	$400
−100%	−70%	$300
-110%	−70%*	$300

* The Basket Return will not be less than −70%.

Calculating the Redemption Amount

The following examples illustrate how the Redemption Amount is calculated.

Example 1: The Spot Level of the Basket increases by 2% from the Initial Basket Level to the Final Basket Level. Because the Final Basket Level is equal to or greater than the Initial Basket Level, the Redemption Amount is determined as follows:

Basket Return	=	Performance Participation Rate x [(Final Basket Level - Initial Basket Level) / Initial Basket Level]
	=	1300% x 2%
	=	26%
Redemption Amount	=	$1,000 × (1 + Basket Return)
	=	$1,000 × 1.26
	=	$1,260

Because the Final Basket Level is equal to or greater than the Initial Basket Level, the Basket Return is equal to any appreciation in the level of the Basket from the Initial Basket Level to the Final Basket Level times the Performance Participation Rate.

Example 2: The Spot Level of the Basket decreases by 10% from the Initial Basket Level to the Final Basket Level. Because the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level, the Redemption Amount is determined as follows:

Basket Return	=	0%
Redemption Amount	=	$1,000 × (1 + Basket Return)
	=	$1,000 × 1
	=	$1,000

Because the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level, the Basket Return is equal to zero.

Example 3: The Spot Level of the Basket decreases by 60% from the Initial Basket Level to the Final Basket Level. Because the Final Basket Level is less than the Buffer Level, the Redemption Amount is determined as follows:

Basket Return	=	[(Final Basket Level - Initial Basket Level)/Initial Basket Level] + Buffer Amount
	=	−60% + 30%
	=	−30%
Redemption Amount	=	$1,000 × (1 + Basket Return)
	=	$1,000 × 0.70
	=	$700

Because the Final Basket Level is less than the Buffer Level, you will be exposed to any depreciation in the Spot Level of the Basket from the Initial Basket Level to the Final Basket Level beyond the Buffer Level.

Measuring the Performance of the Basket

The examples below illustrate hypothetical Basket performance, assuming a range of performances for the Basket Components. The hypothetical Basket Returns set forth below assume Initial Levels of 3.80, 67.00, 73.00 and 7.00 for the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively, relative to the U.S. dollar.  The hypothetical performance of the Basket Components and the Basket set forth below is for illustrative purposes only. It is not possible to predict the actual performance of the Basket Components or the Basket.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the examples below have been rounded for ease of analysis.

Basket Component	Component Weighting	Hypothetical Initial Level	Hypothetical Final Level	Component Return
BRL	25/100	3.80	3.61	5.00%
RUB	25/100	67.00	63.65	5.00%
INR	25/100	73.00	69.35	5.00%
CNY	25/100	7.00	6.65	5.00%
Percentage Change in Spot Level of the Basket from the Initial Basket Level to the Final Basket Level				5.00%

In this example, each of the Basket Components appreciated equally in value relative to the U.S. dollar, resulting in Component Returns for each Basket Component of 5.00%.  Accordingly, the percentage change in the Spot Level of the Basket from the Initial Basket Level to the Final Basket Level is 5.00%.

Example 2

Basket Component	Component Weighting	Hypothetical Initial Level	Hypothetical Final Level	Component Return
BRL	25/100	3.80	4.56	−20%
RUB	25/100	67.00	73.70	−10%
INR	25/100	73.00	87.60	−20%
CNY	25/100	7.00	7.70	−10%
Percentage Change in Spot Level of the Basket from the Initial Basket Level to the Final Basket Level				-15%

In this example, each of the Basket Components depreciated in value relative to the U.S. dollar, resulting in Component Returns for each Basket Component relative to the U.S. dollar of -20%, -10%, -20% and -10%.  Accordingly, the percentage change in the Spot Level of the Basket from the Initial Basket Level to the Final Basket Level is -15%

Example 3

Basket Component	Component Weighting	Hypothetical Initial Level	Hypothetical Final Level	Component Return
BRL	25/100	3.80	0.038	99%
RUB	25/100	67.00	0.67	99%
INR	25/100	73.00	0.73	99%
CNY	25/100	7.00	42.00	−500%
Percentage Change in Spot Level of the Basket from the Initial Basket Level to the Final Basket Level				-50.75%

In this example, the Brazilian real, the Russian ruble and the Indian rupee each appreciated in value relative to the U.S. dollar, resulting in Component Returns for each of those Basket Components of 99%, and the Chinese renminbi depreciated in value relative to the U.S. dollar, resulting in a Component Return for the Chinese renminbi of −500%.  Accordingly, the percentage change in the Spot Level of the Basket from the Initial Basket Level to the Final Basket Level is -50.75%.  This example demonstrates that (a) no Component Return will be greater than 100% and (b) depreciation by one Basket Component relative to the U.S. dollar can result in a loss of a significant amount of your principal amount at maturity, even when the other Basket Components appreciate significantly relative to the U.S. dollar.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Basket or in any of the Basket Components relative to the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the Final Basket Level is less than the Buffer Level, you will lose 1% of your principal for each 1% decline in the Final Basket Level as compared to the Initial Basket Level beyond the Buffer Level. You could lose up to $700 per $1,000 principal amount of securities. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES DO NOT PAY INTEREST — We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount is based on the performance of the Basket. Because the Redemption Amount may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE PROBABILITY THAT THE FINAL BASKET LEVEL WILL BE LESS THAN THE BUFFER LEVEL WILL DEPEND ON THE VOLATILITY OF THE BASKET COMPONENTS — “Volatility” refers to the frequency and magnitude of changes in the Spot Levels of the Basket Components. The greater the expected volatility with respect to the Basket Components on the Trade Date, the higher the expectation as of the Trade Date that the Final Basket Level could be less than the Buffer Level, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of the Basket Components as of the Trade Date. The volatility of the Basket can change significantly over the term of the securities. The Spot Levels of the Basket Components could increase sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Basket Components and the potential to lose a significant amount of your principal at maturity.

•	EACH BASKET COMPONENT IS SUBJECT TO AN EMBEDDED MAXIMUM COMPONENT RETURN OF 100% — Because the Component Return is expressed as (i) 1 minus (ii) the Final Level divided by the Initial Level, the Component Return with respect to each Basket Component is effectively capped at 100%, with no limit on the downside exposure to the negative performance of any Basket Component.

•	CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —Movements in the Spot Level of the Basket Components may not correlate with each other. At a time when the Spot Level of one or more of the Basket Components decreases, the Spot Level of one or more of the other Basket Components may not decrease as much or may even increase. Therefore, in calculating the Basket Return, decreases in the Spot Level of one or more of the Basket

Components may be moderated, or more than offset, by lesser decreases or increases  in the Spot Level of the other Basket Components.

•	THE METHOD OF CALCULATING THE COMPONENT RETURNS WILL DIMINISH ANY APPRECIATION OF THE BASKET COMPONENTS AND MAGNIFY ANY DEPRECIATION OF THE BASKET COMPONENTS RELATIVE TO THE U.S. DOLLAR — Each Component Return reflects the return of a Basket Component relative to the U.S. dollar from its Initial Level to its Final Level, calculated using the formula set forth above under “Key Terms — Component Return.” While each Component Return for purposes of the securities is determined using the formula set forth above under “Key Terms — Component Return,” this method of measurement is not the only way in which the performance of the Basket Components relative to the U.S. dollar could be measured and may result in a less favorable return on the securities than a return that could have been achieved had another method of measurement been used. For example, the amount of any payment on the securities could be based on the return that would be achieved by converting units of a Basket Component into U.S. dollars at the Initial Level of such Basket Component and then, on the Valuation Date, converting back into units of such Basket Component at the Final Level of such Basket Component. We refer to this method of calculating the return of a Basket Component relative to the U.S. dollar, the formulation of which is set forth above under “How the Component Return Formula Works” and which is not used for purposes of these securities, as a “conversion return.” Under the Component Return formula, any appreciation of any Basket Component relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of any Basket Component relative to the U.S. dollar will be magnified, as compared to a conversion return.

In addition, the diminishing effect on any appreciation of any Basket Component relative to the U.S. dollar increases as the applicable Component Return for such Basket Component increases, and the magnifying effect on any depreciation of any Basket Component relative to the U.S. dollar increases as the applicable Component Return for such Basket Component decreases.  Accordingly, your return on the securities may be less than if you had invested in similar securities that utilized the conversion return method of calculation.

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the securities, including in the Basket Components relative to the U.S. dollar or instruments related to the Basket Components relative to the U.S. dollar. We or our affiliates may also trade in the Basket Components relative to the U.S. dollar or instruments related to the Basket Components relative to the U.S. dollar from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated by using a combination of the components described in “The estimated value of the securities on the Trade Date is less than the Price to Public” above. Therefore, in addition to the Spot Level of the Basket, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Basket and the Basket Components relative to the Base Currency;

o	the expected and actual correlation, if any, between the Basket Components relative to the Base Currency;

o	the time to maturity of the securities;

o	interest and yield rates in the markets generally, and in particular, in any relevant country;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Basket Components, the Base Currency or markets generally and which may affect the Spot Level of the Basket; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The value of a Basket Component or Base Currency is at any moment a result of the supply and demand for that Basket Component or Base Currency, as applicable. Changes in foreign currency exchange rates over time result from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant countries and other relevant regions. Of particular importance to potential currency exchange risk are:

o	existing and expected rates of inflation;

o	existing and expected interest rates;

o	the balance of payments in any relevant country and between each country and its major trading partners;

o	political, civil or military unrest in any relevant country; and

o	the extent of governmental surplus or deficit in any relevant country.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by any relevant country and those of other countries important to international trade and finance.

•	INVESTING IN THE SECURITIES IS NOT THE SAME AS A DIRECT INVESTMENT IN THE BASKET COMPONENTS — Your return on the securities will not reflect the return you would realize if you directly invested in any Basket Component. The Calculation Agent will calculate the amount payable to you at maturity by reference to the Final Levels of the Basket Components on the Valuation Date. Therefore, the return on your investment is not the same as the total return based on the purchase of any Basket Component.

•	EMERGING MARKETS RISK — Emerging markets currencies may be subject to higher volatility than the currencies of developed countries, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there may be a greater possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the securities. Global events, even if not directly applicable to an emerging or developing nation or its currency, may increase volatility or adversely affect the value of your securities.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have made, and may continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Those interventions affect currency exchange rates globally and, in particular, the value of any Basket Component or Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the securities and any return on your investment in the securities.

•	EVEN THOUGH THE BASKET COMPONENTS ARE TRADED AROUND-THE-CLOCK, IF A SECONDARY MARKET FOR THE SECURITIES DEVELOPS, THESE SECURITIES WILL TRADE ONLY DURING BUSINESS HOURS IN THE U.S. — The interbank market for any Basket Component is a global, around-the-clock market and the value of any Basket Component is quoted 24 hours a day. Therefore, the hours of trading for these securities, which may trade only during business hours in the U.S., if at all, may not conform to the hours during which any Basket Component is traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the relevant Spot Level, that will not be reflected immediately in the market price, if any, of the securities and at times when you will not be able to sell your securities.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE SECURITIES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the Basket Component countries and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the securities is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•	THE SPOT LEVELS OF THE BRAZILIAN REAL AND RUSSIAN RUBLE MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil and Russia, two of the Basket Component countries, depend heavily on the export of commodities and the Spot Levels of the Brazilian real and the Russian ruble have historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of those Basket Components and, therefore, the value of the securities.

•	SPECIFIC RISKS RELATED TO THE CHINESE RENMINBI – If the Chinese renminbi continues to be managed as in recent years, its Spot Level movements are unlikely to contribute significantly to either an increase or decrease in the Spot Level of the Basket. Additionally, if the management of the Chinese renminbi has resulted in trading levels that do not fully reflect market forces, a change in the Chinese government’s management of its currency could result in greater movement of the Spot Level for the Chinese renminbi-U.S. dollar exchange rate than in the past. Assuming the value of the other Basket Components remain constant, any increase or decrease in the value of the Chinese renminbi relative to the U.S. dollar, whether as a result of a change in the governments management of its currency or otherwise, would result in a corresponding increase or decrease in the Spot Level of the Basket.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the securities, the tax consequences of the ownership and disposition of the securities, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the securities, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Basket Components, as well as the Basket as a whole, based on the Spot Levels of the Basket Components. The Basket graph sets forth the historical performance of the Basket from January 2, 2013 through November 13, 2018. The Basket Component graphs set forth the historical performance of the Basket Components from January 2, 2013 through November 13, 2018. For each Basket Component, the Spot Level is expressed as a number of units of such Basket Component per one U.S. dollar. For each Basket Component, an increase in the Spot Level over time indicates a weakening of such Basket Component relative to the U.S. dollar, while a decrease in the Spot Level over time indicates a strengthening of such Basket Component relative to the U.S. dollar.  We obtained the historical information below from Bloomberg, without independent verification. The historical information below may not be indicative of the performance of the Basket or the Basket Components that would be derived from the applicable Reuters pages.

You should not take the historical levels of the Basket Components as an indication of future performance of the Basket Components or the securities. Any historical trend in the levels of the Basket Components during any period set forth below is not an indication that the levels of the Basket Components are more or less likely to increase or decrease at any time over the term of the securities.

The Spot Level of the Brazilian real on November 13, 2018 was 3.8103.

The Spot Level of the Russian ruble on November 13, 2018 was 68.1287.

The Spot Level of the Indian rupee on November 13, 2018 was 72.6738.

The Spot Level of the Chinese renminbi on November 13, 2018 was 6.9560.

The graph of the historical Basket performance assumes the Basket Level on November 13, 2018 was 100 and the Component Weightings were as specified on the cover of this pricing supplement.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the securities or instruments that are similar to the securities.  In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, it is reasonable under current law to treat a security as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes.  However, there is uncertainty regarding this treatment.

Assuming this treatment of the securities is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a security, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the security. Such gain or loss should be ordinary gain or loss unless, before the close of the day on which you acquire the securities, you make a valid election pursuant to the applicable Treasury regulations under Section 988 of the Internal Revenue Code (the “Code”) to treat such gain or loss as capital gain or loss (a “capital gain election”). It is unclear whether the capital gain election will be available for the securities. If you are permitted to, and do, make the capital gain election, your gain or loss on the security should be capital gain or loss, and should be long-term capital gain or loss if you held the security for more than one year. If you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS.

We do not plan to request a ruling from the IRS regarding the treatment of the securities, and the IRS or a court might not agree with the treatment described herein.  In particular, the IRS could treat the securities as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized, could be materially and adversely affected.  In 2007, the IRS released a revenue ruling in which it concluded that an instrument that resembled a U.S. dollar-denominated prepaid forward contract on the euro should be treated as euro-denominated indebtedness because the purchaser of the instrument initially invested the U.S. dollar equivalent of a fixed amount of euro (the “euro equivalent amount”) and received at maturity the euro equivalent amount and an interest component based on market rates in respect of the euro. The IRS could assert that the revenue ruling applies the securities, in which case the securities could be treated as debt.  Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance.  In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts.  Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  You should consult your tax advisor regarding possible alternative tax treatments of the securities and potential changes in applicable law.

Special rules will apply if a security constitutes a “foreign currency contract” under Section 1256 of the Code.  If a security constitutes a foreign currency contract, U.S. Holders would be required (i) to mark to market the security as if it were sold at its fair market value on the last business day of each year it is held, and (ii) to recognize any gain or loss in respect of the security as ordinary income or loss or, if a valid capital gain election is made, 40% short-term capital gain or loss and 60% long-term capital gain or loss.  While it would generally be reasonable to treat the securities as not being subject to Section 1256, there are uncertainties about the scope of Section 1256 and therefore it is possible that the IRS could seek to treat a security as being subject to Section 1256.

Non-U.S. Holders.  Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive varying discounts and commissions of $3.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the securities offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such securities will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the securities. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated August 31, 2018 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on August 31, 2018. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the securities, the trustee’s authorization, execution and delivery of the indenture and its authentication of the securities, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated August 31, 2018, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on August 31, 2018. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse